Exhibit 4.15

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the "Agreement") is entered into this January I, 2020 (the "Effective Date"), by and between BeyondSpring Pharmaceuticals, Inc. (the "Company") and Mr. James Tonra ("Employee") (collectively, the "Parties").

WHEREAS, the Company and Employee are parties to the certain Employment Agreement, dated as of March 16, 2018 (the "Original Employment Agreement"); and

WHEREAS, the Company and Employee mutually desire to amend and restate the Original Employment Agreement in its entirety, effective as of the Effective Date, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree that the Original Employment Agreement hereby be amended and restated in its entirety as follows:

1.           Position and Duties

a.   Employee shall serve and the Company shall employ Employee in the position of Chief Scientific Officer. Employee shall report directly to Dr. Lan Huang, CEO ("Supervisor"). The duties of Employee shall be assigned by the Supervisor from time to time commensurate with Employee's education, skills and experience.

b.   Employee shall continue to work full-time and devote Employee's best efforts to do the business of the Company in a manner that will further the interests of the Company.

c.   Employee shall not work for any other person or entity while in the employ of the Company without prior written consent from the Supervisor.

d.    Employee shall comply with all Company policies, including, but not limited to, the attached Employee Handbook.

2.           Term and Termination

a.    Employee agrees to use his best efforts to remain employed with the Company until March 16, 2022.

b.    Should Employee choose to resign voluntarily from the Company at any point in time, Employee agrees to give the Company a minimum of four (4) weeks written notice prior to Employee's resignation date.

c.    In the event that Employee does not give the Company four (4) weeks written notice prior to his resignation date, Employee agrees that the Company shall be entitled to withhold four(4) weeks of Employee's salary.

d.    Employee's employment may be terminated at any time and for any reason by action of the Supervisor, and the Parties agree that nothing in this Section shall change the "at- will" employment relationship between the Parties.

e.    During the term of this Agreement, if (i) the Company shall terminate Employee's employment other than for Cause (as defined below), death or disability, or (ii) Employee shall terminate employment for Good Reason, then, subject to Section 2.h. below, the Company shall pay to Employee his base salary, as of the date of termination, for the three (3) month period commencing on the date of termination (the "Severance Period"), payable over the Severance Period in regular installments in accordance with the Company's normal payroll practices as they may exist from time to time, with the installments that otherwise would be paid prior to the first payroll date being paid in a lump sum (without interest) on the first payroll date following the date the Release described in Section 2.h. becomes effective and irrevocable in accordance with its terms, and the remaining installments being paid as otherwise scheduled assuming payments had begun immediately after the date of termination. Notwithstanding the foregoing, if the payments under this Section 2.e could commence in more than one taxable year based on when Employee executes the Release (as defined below), then to the extent required by Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), any such amounts that otherwise would have been paid in such first taxable year instead shall be paid on the first payroll day in the second of such two taxable years (with all remaining payments to be made as if no such delay had occurred).

f.    "Cause" shall mean (i) Employee's substantial and continued failure (except where due to a disability, illness or periods of vacation or approved leave), neglect, or refusal to perform in any material respect Employee's duties and responsibilities, (ii) any intentional or grossly negligent act of Employee that has the effect of injuring the business of the Company or its subsidiaries in any material respect, (iii) Employee's conviction of, or plea of guilty or no contest to: (x) a felony, (y) any material violation of federal or state securities laws or (z) any other criminal charge that has, or could be reasonably expected to have, a material adverse impact on the performance of Employee's duties to the Company or otherwise result in material injury to the business of the Company or its subsidiaries, (iv) the commission by Employee of an act of fraud or embezzlement against the Company or its subsidiaries; (v) any material violation by Employee of the policies of the Company or its subsidiaries, including, but not limited to, those relating to sexual harassment or business conduct, and those otherwise set forth in the manuals or statements of policy of the Company or its subsidiaries, or (vi) Employee's material breach of this Agreement.

g.    "Good Reason" shall mean, without Employee's consent, (i) a material diminution in Employee's duties or responsibilities, (ii) a reduction in base salary as initially set forth in Section 3.a. hereof or as subsequently increased by the Company (other than pursuant to an across- the-board reduction applicable to all similarly situated executives), (iii) any requirement by or directive from the Company that Employee permanently relocate his principal residence or change in the primary place of the Company's business by more than 50 miles from its then current location, (iv) any material breach of a provision of this Agreement by the Company, or (v) if any acquirer of the Company or all or substantially all of its assets refuses to assume or reaffirm this Agreement. Employee acknowledges and agrees that Employee's exclusive remedy in the event of any breach of this Agreement shall be to assert Good Reason pursuant to the terms and conditions of Section 2.h. hereof. A termination of Employee's employment under Sections 2.h.i., ii., iii. or iv. shall not be deemed to be for Good Reason unless (x) Employee gives notice to the Company of the existence of the event or condition constituting Good Reason within 30 calendar days after becoming aware of the initial occurrence or existence of such event or condition, and (y) the Company fails to cure such event or condition within 30 calendar days after receiving such notice. Additionally, Employee must terminate his employment within 90 calendar days after the initial occurrence of the circumstance constituting Good Reason for such termination to be "Good Reason" hereunder. Notwithstanding the foregoing, during the term of this Agreement, in the event that the Company reasonably believes that Employee may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend Employee from performing Employee's duties hereunder for a period not to exceed 90 days, and in no event shall any such suspension constitute an event pursuant to which Employee may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter the Company's obligations under this Agreement during such period of suspension.

h.   Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to make any payment or provide any benefit under Section 2.h., hereof unless: (i) Employee or Employee's legal representative first executes within 30 calendar days after the date of termination (or such longer period as required by applicable law) a release of claims agreement in a form provided by the Company (the "Release"); (ii) Employee does not revoke the Release; and (iii) the Release becomes effective and irrevocable in accordance with its terms.

3.          Compensation. Employee shall be paid a salary of$300,000.00 annually, with the annual bonus up to 30% of the prorated annual salary, provided Employee reaches the milestones to be determined between Employee and the Company. The Company will pay up to $500 per month towards the Employee's healthcare coverage. Employee shall be entitled to participate in any salary increase program offered during employment with the Company, on a basis consistent with that applicable to other employees at Employee's level, taking into account Employee's position, duties and performance.

4.           Nonsolicitation.

a.   Employee shall not, for a period of two (2) years after the date of Employee's termination from the Company, directly or indirectly, solicit for hire any employees of the Company or induce any employees of the Company to terminate their relationship with the Company.

b.   Employee agrees that Employee shall pay the Company the amount of Five Thousand Dollars ($5000) for each breach of Section 4.a. herein.

5.           Non-Disclosure of Confidential Information

a.    The term Confidential Information means and includes any materials or information (whether in written, printed, graphic, video, audio, electronically stored, disk or other format) which (i) is not generally known to the public; (ii) was acquired or learned by Employee as a result of and during his relationship with Company at any time prior to or after the Effective Date; and (iii) relates to the business of Company and has actual or potential value to Company because it is not generally known. Without limiting the generality of the term, it includes any and all  information made available to Employee in the course of his performance .of services to Company prior to and after the Effective Date, including, but not limited to, all information relating to Company's products, services, customers, employees, affiliates, suppliers, production processes, research, development, patents, copyrights, trademarks, intellectual property, finances, contracts, inventions, and actual and/or potential business opportunities; Company's business plans and strategies; Company's financing arrangements; and any other non-public information relating in any way to Company's business or prospective business affairs. Confidential Information includes information or materials developed or acquired by Employee, alone or in concert with others, and also includes drafts, works-in-process, duplicates or reproductions of such information prior to and following the Effective Date.

b.   Employee agrees to hold and safeguard for the sole benefit of Company all Confidential Information acquired or developed by Employee. Employee will not, without the prior written consent of Company, during the term hereof or thereafter, misappropriate, use for his own advantage, disclose or otherwise make available Confidential Information to any person, except in the good faith performance of Employee's duties during the term of the Agreement to persons having a need to know such information for the benefit of the Company.

c.   Before disclosing Confidential Information under the compulsion of legal process, Employee agrees to give prompt notice to Company of the fact that Employee has been served with legal process which may require the disclosure of Confidential Information. The notice will be given within sufficient time before disclosure to permit Company to intervene in the matter or to take such other action as may be necessary to protect its interests and rights in its Confidential Information.

d.    Upon the termination of the Agreement for any reason, Employee agrees to immediately return to Company all Confidential Information in any form or format in his possession or under his control. Employee agrees that he will not retain any copies or reproductions of Confidential Information in any form or format.

6.           Ownership of Inventions

a    All Inventions are the property of Company, and may be used, assigned, sold, patented or applied by Company without the approval of Employee or the payment of additional consideration. The term Inventions means all ideas, innovations, improvements, creations, discoveries, developments, concepts and designs (whether or not patentable) and all computer programs, software, insurance product applications, literary works, publications, audio/visual works, photographs, drawings, designs or other works (whether or not copyrightable) which relate to the business in which Company is engaged or plans to engage and which were created or conceived by Employee, alone or in concert with others, during the term of the Agreement.

b.   Employee hereby assigns to Company Employee's entire right, title and interest in and to all Inventions, without further consideration, free from any claim, lien for balance due, or rights of retention. During or after Employee's employment, Employee agrees, upon request, to execute all documents necessary to evidence or effectuate such assignment; and further, to promptly and fully assist the Company in every lawful way, without additional compensation, but at Company's expense, to obtain for the benefit of Company any patents, copyrights or other legal protection for such Inventions, including assisting in the preparation and filing of patent and copyright applications, giving testimony in legal proceedings and execution of all necessary documentation relating to obtaining, securing, defending and renewing such patents and copyrights.

7.           Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally or sent by guaranteed overnight delivery service or registered or certified mail to the following addresses:

To Employee: James Tonra, 12 Williamsburg Court, Skillman, NJ 08558

To Company: BeyondSpring Pharmaceuticals, Inc., 28 Liberty Street, 30 Floor, New York, NY 10005

or to such other addresses as either party may designate to the other in writing.

8.           Governing Law. This Agreement is made under and shall be governed in its validity and interpretation by and in accordance with the substantive laws of the State ofNew York without giving effect to the principles of conflicts of laws.

9.           Venue. Any dispute arising under this Employment Agreement shall be filed in the New York Supreme Court, New York County.

10.         Severability. In case any provision hereof shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had not been included herein. If any provision hereof shall, for any reason, be held by a court of competent jurisdiction to be excessively broad as to duration, geographical scope, activity or subject matter, it shall be construed by limiting and reducing it to make it enforceable to the extent compatible with applicable law as then in effect.

11.       Entire Agreement. This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes all prior negotiations, representations, agreements, proposals and understandings among the Parties with respect thereto (including, without limitation, the Original Employment Agreement).

12.         Headings. The headings of the sections are for the convenience of reference only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

13.         Counterparts. This Agreement may be executed in several counterparts or with counterpart signature pages, each of which shall be deemed an original, but such counterparts shall together constitute one and the same Agreement.

14.        Section 409A. The intent of the parties is that payments and benefits under this Agreement be exempt from, or comply with, Section 409A, and accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in accordance therewith. Notwithstanding anything contained herein to the contrary, Employee shall not be considered to have terminated employment with the Company for purposes of any payments under this Agreement which are subject to Section 409A until Employee would be considered to have incurred a "separation from service" from the Company within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A, and any payments described in this Agreement that are due within the "short term deferral period" as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise._Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6)-month period immediately following Employee's separation from service shall instead be paid on the first business day after the date that is six (6) months following Employee's separation from service (or, if earlier, death). To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to Employee under this Agreement shall be paid to Employee on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided) during any one year may not effect amounts reimbursable or provided in any subsequent year. The Company makes no representation that any or all of the payments described in this Agreement shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. Employee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYEE

/s/ James Tonra
James Tonra

BEYONDSPRING PHARMACEUTICALS, INC.

/s/ Lan Huang

By:	Lan Huang

Its:	CEO